Item 77D 	Deutsche Global Growth VIP, Deutsche
CROCI (r) U.S. VIP (formerly known as
Deutsche Large Cap Value VIP), and
Deutsche Unconstrained Income VIP (each a series of Deutsche Variable Series II (each the
"Fund"))
Deutsche Global Growth VIP
Effective on or about October 1, 2017, Deutsche Global Growth
VIP will be renamed Deutsche International Growth VIP. At that time, the Fund's principal investment strategy will also change to reflect a foreign growth strategy and the Fund's non-fundamental policy will change to reflect the shift from a global to international focus. The Fund will generally invest less than 20% of its assets in U.S, equities. The Fund's benchmark will also change from the MSCI World Index to the MSCI ACWI ex US
Index. At that time, the Fund's principal investment strategy will be changed as follows:
Main Investments. The fund invests primarily in foreign equities (equities issued by foreign based companies and listed on foreign exchanges) and may invest in companies of any size and from any country, including countries with emerging economies. The fund's equity investments may also include preferred stocks and other securities with equity characteristics, such as convertible securities and warrants.

The fund will generally invest less than 20% of its assets in US equities.

Deutsche CROCI(r) U.S. VIP
Effective on May 1, 2017, Deutsche Large Cap Value VIP was renamed Deutsche CROCI(r) U.S. VIP, and its principal investment strategy was changed as follows:
Main investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks issued by US companies.
Deutsche Unconstrained Income VIP
Effective on or about October 2, 2017, Deutsche Unconstrained Income VIP will be renamed Deutsche Multisector Income VIP to better reflect the Fund's investment strategy. At that time, the Fund's disclosure regarding its principal investment strategy will be changed as follows:
Main investments. Under normal circumstances, the fund invests mainly in a multi-sector portfolio of domestic and foreign fixed income securities. The fund's investment sectors include, but are not limited to: (i) government notes and bonds; (ii) corporate bonds, including high-yield/high-risk (junk) bonds; (iii) commercial loans and commercial and residential mortgage- backed securities; (iv) asset-backed securities; (v) convertible securities and preferred stock; (vi) emerging markets debt; and (vii) adjustable rate loans that have a senior right to payment ("senior loans") and other floating rate debt securities. The fund may invest in some or all of the above sectors and it is not limited in the amount it can invest in any one sector. Allocations to each sector will vary over time.
The fund may also invest in exchange traded funds
("ETFs") and dividend-paying common stocks. The credit quality of the fund's investments may vary; the fund may invest up to 100% of total assets in investment-grade fixed income securities or even up to 100% in below investment grade fixed income securities, which are those below the fourth highest credit rating category (that is, grade BB/Ba and below).
The fund may invest in fixed income securities of any maturity or duration. Because the fund may invest in fixed income securities of varying maturities, the fund's dollar-weighted average effective portfolio maturity will vary. As of December 31, 2016, the fund had a dollar-weighted average effective portfolio maturity of
5.93 years.

In determining the dollar-weighted average effective portfolio maturity, portfolio management uses a security's stated maturity or, if applicable, an earlier date on which portfolio management believes it is probable that the security will be repaid pursuant to a maturity-shortening feature of the security. Portfolio management might use a security's effective maturity where, for example, market conditions favor a buyer exercising a put option (i.e., an option to sell a bond back to the issuer prior to its maturity) or an issuer exercising a call option (i.e., an option to redeem a bond prior to its maturity) or a principal prepayment provision (i.e., a provision allowing an issuer to repay principal before the stated maturity date). A security's effective maturity can be substantially shorter than its stated maturity.

Management process. In deciding which types of securities to buy and sell, portfolio management typically weighs a number of factors against each other, from economic outlooks and possible interest rate movements to changes in supply and demand within the fixed income securities market. In choosing individual fixed income securities, portfolio management considers how they are structured and uses independent analysis of issuers' creditworthiness. Total return is a combination of capital appreciation and current income.

The fund may invest from time to time in ETFs that are managed by affiliates of the Advisor, including, but not limited to, series of DBX ETF Trust, which are managed by DBX Advisors LLC. Deutsche Investment
Management Americas Inc. and DBX Advisors LLC are subsidiaries of Deutsche Bank AG. The fund may also invest in securities of unaffiliated ETFs.